Exhibit H - FORM OF NOTICE

1.         News Digest

             ALLEGHENY  ENERGY, INC., ET AL.  A  notice  has
been issued giving interested persons until November _, 2001, to request a hearing on a proposal by Allegheny Energy, Inc. ("Allegheny"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), and Allegheny Energy Supply Company, LLC ("AE Supply"), its wholly-owned generating company subsidiary (collectively the "Applicants"), to create a wholly-owned subsidiary of AE Supply ("Leaseback SPV"), to transfer a coal-fired generating asset to Leaseback SPV, to have Leaseback SPV enter into sale/leaseback type transaction (the "Leaseback Transaction"), to have AE Supply enter into a guaranty of Leaseback SPV's obligations in connection with the Leaseback Transaction, to have Leaseback SPV pledge its interest in the generating asset in connection with the Leaseback Transaction, to create a wholly-owned subsidiary of Leaseback SPV ("Subsidiary LL"), to have Subsidiary LLC enter into an intercompany loan with AE Supply, and to permit Subsidiary LLC to enter into subsequent intercompany loans with AE Supply.

2.          Notice

Allegheny Energy, Inc., et al. (70-9801)

             Allegheny Energy, Inc. ("Allegheny"), 10435 Downsville Pike, Hagerstown, MD 21740-1766, a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), and Allegheny Energy Supply Company, LLC ("AE Supply"), 10435 Downsville Pike, Hagerstown, MD 21740, its wholly-owned generating company subsidiary (collectively "Applicants"), have filed a Post Effective Amendment (the "Post Effective Amendment") to an
Application - Declaration filed pursuant to Sections 6, 7, 9, 10, 12 and 32 of the Act and Rules 45, 53 and 54 under the Act. The Post Effective Amendment was filed pursuant to Sections 6, 7, 9, 10 and 12 of the Act and Rules 43, 45, 53 and 54 under the Act.

              Pursuant to the order  issued  in  70-9801<F1>
("Order"), the Securities and Exchange Commission ("Commission") authorized, among other things, the
Applicants to: (i) acquire the issued and outstanding membership interests in certain LLCs of Enron North America Corp. ("Enron"), a Delaware corporation, as contemplated by a Purchase and Sale Agreement, dated November 13, 2000 between Enron and AE Supply ("Enron Acquisition"); (ii) issue and sell an aggregate of $550 million in short-term bridge financing and long-term debt, and establish a financing vehicle, Allegheny Energy

<F1> Holding Company Act Release No. 27370 (March 30, 2001).

Supply Capital LLC, a Delaware limited liability company ("Supply Capital"), to, among other things, issue equity or other financial instruments to and accept notes or other financial instruments from AE Supply in connection with activities described therein; and (iii) engage in the loaning and re-loaning of up to $1.05 billion by Supply Capital to AE Supply to be used for authorized acquisitions and other activities. Pursuant to the Order, AE Supply incurred temporary indebtedness of approximately $550 million in aggregate principal amount ("Bridge Loan") to consummate the Enron Acquisition.

             Applicants now request permission to, among other things, refinance the Bridge Loan and repay other debt by entering into a sale-leaseback type transaction ("Leaseback") and other related transactions. Applicants expect to raise approximately $1 billion pursuant to the Leaseback and related transactions.

             By  order  dated November 12, 1999 ("West  Penn
Order"),<F2> the Commission authorized the formation of AE Supply, which would compete in the deregulated, competitive electricity generation markets. Thereafter, pursuant to the West Penn Order and an order dated July 31,2000,<F3> West Penn Power Company ("West Penn") and The Potomac Edison Company ("Potomac Edison") transferred all of their interests in
Hatfield's   Ferry  Power  Station,  which  is  located   in
Masontown, Pennsylvania (the "Facility"), to AE Supply. Pursuant to an order dated April 25, 2001,<F4> Monongahela Power Company ("Monongahela Power") transferred a portion of
its  interest  in  the  Facility to AE  Supply.   AE  Supply
currently has a 76.6% undivided interest in the Facility. The Facility is operated pursuant to an operating agreement with Monongahela Power ("Operating Agreement"). AE Supply has considered various ways of raising capital to refinance
indebtedness   incurred  in  connection   with   the   Enron
Acquisition covered by the Order, and to raise additional capital.
             Based  on that review, Applicants request  that
the Commission issue a further order to authorize the Transactions set forth below.

            1.     Internal Asset Transfer Transaction
            Applicants propose that AE Supply form a wholly-owned, single-member limited liability company, which would be organized under the laws of the State of Delaware, to serve as a special purpose financing vehicle ("Leaseback SPV"). Applicants then propose to transfer to the Leaseback SPV all of AE Supply's right, title and interest in and to the Facility, together with certain contracts, assets and liabilities related to the ownership and operation of the Facility, including the Operating Agreement ("Internal Asset Transfer Transaction").

            Applicants state that the purpose of placing the
Facility  in  a  separate limited liability  company  is  to
facilitate obtaining exempt wholesale generator status.   As
of June

<F2> Holding Company Act Release No. 27101 (November 12,1999).

<F3> Holding Company Act Release No. 27205 (July 31, 2000).

<F4> Holding Company Act Release No. 27384 (April 25, 2001).

30, 2001, on a consolidated basis the Facility had a book value of approximately $296 million, of which approximately $216 million represented AE Supply's interest. AE Supply proposes to transfer its interest to the Leaseback SPV. The transfer will be made as an asset contribution in the amount of the book value of approximately $216 million. In connection with the transfer, the Leaseback SPV will assume approximately $18.5 million of pollution control bonds.

            2.     Leaseback Transaction

             Applicants propose that upon transfer of the Facility to the Leaseback SPV, Leaseback SPV enter into the Leaseback and enter into all agreements incident thereto. In connection with the Leaseback, AE Supply will enter into a guaranty in which AE Supply guarantees Leaseback SPV's lease payment obligations ("Guaranty"). Also, Leaseback SPV will enter into a pledge in which it will pledge its undivided interest in the Facility to secure its lease payment obligations (the "Pledge, and together with the Leaseback and the Guaranty, the "Leaseback Transaction").

             Applicants note that all of the operative documents relating to the Leaseback Transaction will be negotiated on an arms-length basis. In addition, the Applicants believe that the Leaseback Transaction is optimal from an economic standpoint and is an advisable, efficient long-term financing mechanism for refinancing its indebtedness. The Leaseback SPV would at all times during the Leaseback Transaction retain possession of and all meaningful operating rights with respect to the Facility. During the period of the Leaseback Transaction, the Leaseback SPV or an affiliate will operate the Facility pursuant to the Operating Agreement.

            3.     Intercompany Loan Transaction

             Applicants propose that Leaseback SPV will then form a wholly-owned limited liability company, which would be organized under the laws of the State of Delaware, to serve as a finance subsidiary ("Subsidiary LLC"). The Leaseback SPV will make a capital contribution, consisting of the net proceeds from the Leaseback Transaction, to the Subsidiary LLC in exchange for 100% of the membership interest in the Subsidiary LLC. Subsidiary LLC will then make an initial interest-bearing loan in the amount of the proceeds from the Leaseback Transaction to AE Supply evidenced by a note at market interest rates and on market terms ("Intercompany Loan Transaction").

            4.     Subsequent Intercompany Loan Transactions
             Applicants propose that Subsidiary LLC make subsequent intercompany, interest-bearing loans ("Subsequent Intercompany Loans") in the amount of the interest earned from the Intercompany Loan Transaction and pursuant to any Subsequent Intercompany Loans to AE Supply evidenced by notes. The Subsequent Intercompany Loans will be at market interest rates and on market terms.

             For the twelve (12) months ended June 30, 2001, Allegheny's gross revenues and net income were approximately $6.91 billion and $336.8 million, respectively. For the same period AE Supply had gross revenues and net income were approximately $5.23 billion and $129.8 million, respectively.